SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit

99.1   Release dated November 2 , 2006, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2006"

99.2   Release dated November 2, 2006 , entitled "CEO WELLESLEY-WOOD PLANS TO RETIRE FROM DRDGOLD"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 2, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

DRDGOLD LIMITED

years on NASDAQ ticker symbol: DROOY

Report to shareholders for the quarter ended 30 September 2006

2007 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

- Weaker Rand lifts revenue
- Group production up 14%
- Australasian cash operating unit cost up 52%
- Australasian losses offset South African profits
- Charter equity requirement of 26% met
- US$66 million Convertible Notes to be repaid in full

KEY RESULTS SUMMARY

Group		**Quarter Sep 2006**	Quarter Jun 2006	% Change	Quarter Sep 2005
Attributable gold production *					
Australasian operations	oz	**58 858**	41 676	41	67 920
	kg	**1 829**	1 296	41	2 113
South African operations	oz	**91 339**	90 181	1	67 710
	kg	**2 841**	2 805	1	2 106
Group	oz	**150 197**	131 857	14	135 630
	kg	**4 670**	4 101	14	4 219
Cash operating costs					
Australasian operations	US$ per oz	**562**	369	(52)	308
	ZAR per kg	**129 517**	76 189	(70)	64 530
South African operations	US$ per oz	**503**	507	1	387
	ZAR per kg	**115 821**	105 117	(10)	81 260
Group	US$ per oz	**526**	463	(14)	342
	ZAR per kg	**121 185**	95 975	(26)	71 758
Gold price received	US$ per oz	**625**	618	1	446
	ZAR per kg	**143 963**	127 902	13	93 559
Capital expenditure (net)	US$ million	**14.2**	14.8	4	5.3
	ZAR million	**101.6**	95.2	(7)	34.7

* Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited ("Crown") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously 40% attributable).

STOCK

Issued capital

324 344 165 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 356 449

Stock traded	JSE	NASDAQ	FRANKFURT
Average volume for the quarter per day ('000)	504	2 329	37
% of issued stock traded (annualised)	40	187	3
Price • High	R 11.50	US$1.63	Euro 1.24
• Low	R 8.82	US$1.25	Euro 0.99
• Close	R 10.65	US$1.38	Euro 1.09

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets DRDGOLD serves, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in the annual report for the fiscal year ended 30 June 2005, which was filed with the United States Securities and Exchange Commission on 15 December 2005 on Form 20-F. Shareholders should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. DRDGOLD does not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

With regret I must report that Mr Augustino Lebaka, employed as a team leader at DRDGOLD South African Operations (Pty) Limited's ("DRDGOLD SA") Blyvooruitzicht ("Blyvoor") mine, died in a seismicity-related fall of ground at the mine's No 5 Shaft during the quarter. Mr Lebaka, from Lesotho, had almost 25 years' service with the company. He is survived by his wife and four children, to whom I extend our deepest condolences.

Blyvoor has had an unsatisfactory quarter all round, from a safety perspective. Two seismic events and two underground fires were primary contributors to deteriorations in both the disabling injury frequency rate ("DIFR") and the reportable injury frequency rate ("RIFR"), the former from 5.98 to 13.1 and the latter from 2.63 to 6.55. While ERPM recorded improvements in both its Fatal Injury Frequency Rate ("FIFR") from 1.32 to 0 and in its RIFR from 7.93 to 6.96, its DIFR deteriorated somewhat, from 13.21 to 13.29. At Crown, the FIFR remained at 0 and the RIFR improved from 2.49 to 1.14. The DIFR, however, deteriorated from 4.97 to 9.16.

At each of DRDGOLD SA's operations, a range of safety initiatives continue to be implemented in order to improve safety performance.

Safety performance at the Emperor-managed Australasian operations was mixed. Vatukoula recorded a deterioration in its Lost Time Injury Frequency Rate ("LTIFR") from 2.21 to 2.56 and in its DIFR from 7.84 to 9.97. At Tolukuma, the LTIFR improved from 6.86 to 0, while the DIFR deteriorated from 0 to 2.85.

Both operations have in place a range of training and education programmes, risk assessment processes and other initiatives to achieve improved safety performance.

Production

Total attributable gold production increased by 14% to 150 197 ounces ("oz"), mainly as a consequence of Vatukoula coming back on stream, which helped lift gold production from the Australasian operations to 58 858oz. While Porgera and Vatukoula both reported improvements in gold production, Tolukuma produced 2% less, and performance at all three of the Australasian operations was negatively affected by various factors. These are reported in more detail in the operation-by-operation commentaries that follow.

Gold produced from the South African operations was slightly higher at 91 339oz. Crown reported an encouraging 16% increase in gold production while Blyvoor was stable at 40 477oz and ERPM was 12% down, mainly as a result of an 8% drop in grade from underground.

Financial

While Group revenue increased by 22% to R642.1 million mainly as a result of the weaker Rand, Group cash operating profit was 43% lower at R76.2 million, reflecting a 44% increase in total cash operating costs to R565.9 million.

Revenue from the South African operations was 10% higher at R406.2 million. After accounting for cash operating costs – 11% higher at R329 million – cash operating profit was 3% higher at R77.2 million. By contrast, revenue from the Australasian operations was 50% higher at R235.9 million but after accounting for a 140% increase in cash operating costs to R236.9 million, a R1 million cash operating loss was recorded, compared with a cash operating profit of R58 million in the previous quarter. Vatukoula and Tolukuma remain in loss-making positions.

Corporate developments

It was very pleasing to report, after quarter-end, that DRDGOLD's black economic empowerment ("BEE") partner, KhumoGold, intends to exercise its option to increase by 11% the 15% stake it currently holds in DRDGOLD SA and to place 6% of the resulting 26% stake in an employee trust. There will be a number of desirable consequences from this, not least a broader BEE base through employee participation in ownership of DRDGOLD SA and DRDGOLD's early attainment of the Mining Charter's 10-year, 26% BEE equity target.

DRDGOLD's offer to exchange up to US$66 million of new 6% Senior Convertible Notes due 2010 (New Notes) for its outstanding 6% Senior Convertible Notes due 2006 (Old Notes) expired on 16 October 2006. Due to limited tendering for the New Notes, the company will repay the Old Notes in full in November 2006. The company has arranged funding of US$35 million, which, together with cash on hand, will be used to settle this liability in full.

Looking ahead

The skip-cage incident at Vatukoula during October (see Vatukoula commentary) was an unfortunate and serious setback to Emperor's plan to achieve 350 000oz of gold production at a cash operating cost of US$350/oz by June 2007. The South African operations are on the way to attaining an acceptable level of stability, notwithstanding the slower than expected volume ramp-up at Blyvoor resulting from repairs to No 6 Shaft following the shaft accident there, and underground yield issues at ERPM arising from increased seismicity and consequent safety concerns.

MARK WELLESLEY-WOOD
Chief Executive Officer
2 November 2006

NOTE REGARDING FINANCIAL INFORMATION

2

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS").

CONSOLIDATED	Quarter Sep 2006	Quarter Jun 2006	Quarter Sep 2005
Income Statements (Unaudited)	R m	R m	R m
Continuing operations			
Gold and silver revenue	642.1	526.3	295.2
Cash operating costs	(565.9)	(393.6)	(226.4)
Cash operating profit	76.2	132.7	68.8
Corporate administration and other expenses	(56.7)	(36.8)	(32.6)
Share-based payments	(3.4)	(6.5)	–
Exploration costs	(4.2)	(5.9)	–
Care and maintenance costs	(2.1)	(41.1)	(2.1)
Cash profit from operations	9.8	42.4	34.1
Retrenchment costs	1.0	(4.6)	(1.0)
Investment income	(4.5)	(42.3)	13.2
Finance charge	(18.8)	(13.3)	(11.7)
Net operating (loss)/profit	(12.5)	(17.8)	34.6
Rehabilitation	(3.3)	(23.8)	(0.8)
Depreciation	(59.5)	(29.3)	(11.5)
(Loss)/profit on financial instruments	(4.2)	49.1	(0.5)
Movement in gold in process	12.8	(1.8)	18.3
(Loss)/profit before taxation	(66.7)	(23.6)	40.1
Taxation	(16.4)	(16.5)	(17.2)
Deferred taxation	2.6	(9.7)	1.5
(Loss)/profit after taxation	(80.5)	(49.8)	24.4
Profit/(loss) on sale of assets/investment	–	92.0	(3.3)
Impairments	–	68.1	(28.9)
Loss from associates	–	–	(25.5)
Discontinued operations			
Profit/(loss) for the period from discontinued operations	0.1	24.7	(3.6)
Minority interest	14.3	0.1	–
Net (loss)/profit	(66.1)	135.1	(36.9)
Headline loss per share – cents			
– From continuing operations	(20.6)	(7.8)	(1.6)
– From total operations	(20.6)	(15.6)	(0.4)
Basic (loss)/profit per share – cents			
– From continuing operations	(20.6)	34.6	(11.1)
– From total operations	(20.6)	42.3	(12.3)
Calculated on the weighted average ordinary shares issued of :	321 092 406	319 411 281	299 847 342
Diluted headline loss per share – cents	(20.6)	(15.6)	(0.4)
Diluted basic (loss)/profit per share – cents	(20.6)	42.3	(12.3)

SEGMENTAL INFORMATION	Quarter September 2006			Quarter June 2006		
	South Africa	Australasia	Other	South Africa	Australasia	Other
	R m	R m	R m	R m	R m	R m
Gold and silver revenue	406.2	235.9	–	369.6	156.7	–
Cash operating costs	(329.0)	(236.9)	–	(294.9)	(98.7)	–
Cash operating profit/(loss)	77.2	(1.0)	–	74.7	58.0	–
Corporate administration and other expenses	(14.9)	(29.6)	(12.2)	(16.7)	(35.8)	15.7
Share-based payments	–	–	(3.4)	–	–	(6.5)
Exploration costs	–	(4.2)	–	–	(5.9)	–
Care and maintenance costs	–	–	(2.1)	–	(39.9)	(1.2)
Cash profit/(loss) from operations	62.3	(34.8)	(17.7)	58.0	(23.6)	8.0
Retrenchment costs	–	1.0	–	–	(4.6)	–
Investment income	1.4	2.4	(8.3)	2.1	19.8	(64.2)
Finance charge	(2.2)	(11.0)	(5.6)	(2.6)	(11.7)	1.0
Net operating profit/(loss)	61.5	(42.4)	(31.6)	57.5	(20.1)	(55.2)
Rehabilitation	(2.3)	(0.2)	(0.8)	(16.1)	0.2	(7.9)
Depreciation	(19.5)	(47.3)	7.3	(22.4)	(12.1)	5.2
(Loss)/profit on financial instruments	–	(4.2)	–	(17.4)	58.3	8.2
Movement in gold in process	0.8	12.0	–	(1.2)	(0.6)	–
Profit/(loss) before taxation	40.5	(82.1)	(25.1)	0.4	25.7	(49.7)
Taxation	(0.1)	(16.3)	–	(1.7)	(14.8)	–
Deferred taxation	–	2.6	–	–	(9.7)	–
Profit/(loss) after taxation	40.4	(95.8)	(25.1)	(1.3)	1.2	(49.7)

CONDENSED CONSOLIDATED	As at 30 Sep 2006	As at 30 Jun 2006		As at 30 Sep 2005
Balance Sheet (Unaudited)	**R m**	R m		R m
Employment of Capital				
Net mining assets	**2 016.1**	1 850.6		735.8
Investments	**39.0**	38.9		5.1
Investment in associates	**–**	–		100.7
Environmental trust funds	**62.9**	60.4		44.1
Other non-current assets	**245.7**	219.3		217.0
Current assets	**913.7**	820.6		342.0
Inventories	**260.5**	208.7		109.3
Trade and other receivables	**123.8**	102.1		56.5
Derivative instruments	**12.2**	20.8		–
Cash and cash equivalents	**517.2**	489.0		176.2
Non-current assets classified as held for trade	**15.0**	15.0		–
	3 292.4	3 004.8		1 444.7
Capital employed				
Shareholders' equity	**1 093.3**	1 015.3		517.8
Shareholders' interest	**850.2**	782.2		512.0
Minority shareholders interest	**243.1**	233.1		5.8
Long-term borrowings	**335.9**	403.0		428.6
Post retirement health care provisions	**20.7**	24.4		3.3
Rehabilitation	**332.4**	322.3		129.9
Deferred mining and income taxes	**96.2**	92.0		41.5
Current liabilities	**1 413.9**	1 147.8		323.6
Trade and other payables	**541.3**	407.5		247.2
Derivative instruments	**199.3**	183.4		4.2
Current portion of long-term borrowings	**673.3**	556.9		72.2
	3 292.4	3 004.8		1 444.7

CONDENSED CONSOLIDATED	Quarter Sep 2006	Quarter Jun 2006		Quarter Sep 2005
Statement of changes in equity (Unaudited)	**R m**	R m		R m
Balance at the beginning of the period	**1 015.3**	612.2		483.1
Share capital issued	**41.5**	35.5		57.3
– for acquisition finance and cash	**40.0**	27.9		60.3
– for share options exercised	**0.3**	2.4		–
– increase in share-based payment reserve	**3.4**	6.5		–
– for costs	**(2.2)**	(1.3)		(3.0)
Net (loss)/profit attributed to ordinary shareholders	**(66.1)**	135.1		(36.9)
Net (loss)/profit attributed to minority shareholders	**(14.3)**	(0.1)		–
Increase in minorities	**–**	218.6		–
Currency translation adjustments and other	**116.9**	14.0		14.3
Balance as at the end of the period	**1 093.3**	1 015.3		517.8
Reconciliation of headline loss				
Net (loss)/profit	**(66.1)**	135.1		(36.9)
Adjusted for:				
– Impairment of assets and investments	**–**	(68.1)		28.9
– (Gain)/loss on discontinued operations	**(0.1)**	(24.7)		3.6
– (Profit)/loss on sale of assets	**–**	(92.0)		3.3
Headline loss	**(66.2)**	(49.7)		(1.1)

CONDENSED CONSOLIDATED	Quarter Sep 2006	Quarter Jun 2006		Quarter Sep 2005
Cash Flow Statement (Unaudited)	**R m**	R m		R m
Net cash (out)/inflow from operations	**(11.5)**	19.0		20.6
Working capital changes	**71.2**	(89.7)		(28.6)
Net cash outflow from investing activities	**(105.8)**	(95.2)		(30.7)
Net cash inflow from financing activities	**38.4**	512.5		(29.7)
(Decrease)/increase in cash and cash equivalents	**(7.7)**	346.6		(68.4)
Translation adjustment	**35.9**	9.4		3.4
Opening cash and cash equivalents	**489.0**	133.0		241.2
Closing cash and cash equivalents	**517.2**	489.0		176.2
Reconciliation of net cash (out)/inflow from operations				
Net operating (loss)/profit	**(12.5)**	(17.8)		34.6
Net operating profit/(loss) from discontinued operations	**0.1**	24.7		(3.6)
	(12.4)	6.9		31.0
Adjusted for:				
Interest provision on convertible bond	**7.0**	7.3		7.2
Amortisation of convertible cost	**1.7**	4.3		1.9
Financial instruments	**4.2**	46.9		0.5
Unrealised foreign exchange loss/(gain)	**16.4**	(15.3)		(1.6)
Growth in Environmental Trust Funds	**(0.8)**	(1.5)		(1.2)
Other non cash items	**3.4**	6.5		–
Interest paid	**(12.2)**	(14.4)		(4.4)
Taxation paid	**(18.8)**	(21.7)		(12.8)
Net cash (out)/inflow from operations	**(11.5)**	19.0		20.6

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Australasian operations

Porgera (20% Share of Joint Venture)		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled	t'000	**262**	305	(14)	281
Yield	g/t	**3.48**	2.77	26	4.80
Gold produced	oz	**29 379**	27 215	8	43 395
	kg	**913**	846	8	1 350
Cash operating costs	US$ per oz	**401**	173*	(132)	264
	ZAR per kg	**92 539**	36 200*	(156)	55 383
	ZAR per tonne	**322**	100	(221)	266
Cash operating profit	US$ million	**4.5**	11.7	(62)	7.8
	ZAR million	**32.2**	75.5	(57)	51.1
Capital expenditure (net)	US$ million	**1.8**	5.8	69	2.0
	ZAR million	**12.9**	37.6	66	12.9

* Cash operating cost for the June 2006 quarter included deferred stripping costs capitalised during the quarter. Cash operating costs normalised for the June 2006 quarter were US$397/oz (R83 013/kg).

Attributable gold production rose by 8% to 29 379oz mainly as a result of a 26% increase in yield to 3.48 grams per ton ("g/t"). However, production was affected by unplanned mill downtime, suspension of mining in the mini-pit to allow construction of the lower buttress, and unseasonably high rainfall. Low-grade long-term stockpiles provided lower than expected grades but this was offset by higher-grade open pit and underground ore.

Remediation of the west wall cutback continues and is 65% complete. The Porgera Joint Venture expects mining of ore in the pit to begin later in 2006, which should result in improved production levels and cash operating costs.

Cash operating costs were US$401/oz for the quarter.

Tolukuma		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled	t'000	**43**	45	(4)	47
Yield	g/t	**8.77**	8.58	2	9.40
Gold produced	oz	**12 141**	12 408	(2)	14 199
	Kg	**377**	386	(2)	442
Cash operating costs	US$ per oz	**835**	761	(10)	441
	ZAR per kg	**192 634**	157 850	(22)	92 466
	ZAR per tonne	**1 689**	1 354	(25)	870
Cash operating (loss)/profit	US$ million	**(3.0)**	(0.3)	(900)	0.4
	ZAR million	**(20.8)**	(1.9)	(995)	2.9
Capital expenditure (net)	US$ million	**2.0**	0.6	(233)	1.1
	ZAR million	**14.3**	3.8	(276)	7.3

Gold production was 2% lower at 12 141oz, reflecting a 4% decline in ore milled to 43 000 tonnes ("t"). Yield was 2% higher at 8.77g/t.

Production was affected by the suspension of stoping operations in the D2 decline/Gulbadi area on 31 August at the instruction of the new General Manager in order to address safety issues. At the time that stoping operations were suspended in this area no alternative stoping blocks were accessible for production.

ROM stocks were nil and a decision was made to shut the mill down until sufficient ROM stocks and ore flows could be produced to sustain milling operations. The mill re-started on 2 September and ROM stocks have since been maintained at more than 600t of ore.

Gold flows from underground during September were from development headings in Zine 1515 North and South and Zine 1535 South and old gold recovered from the P5 and P2 decline areas. Surface stocks of low grade ore supplemented underground ore flows to maintain the mill profile.

Due to the mill shutdown, cash operating costs rose to US$835/oz.

Vatukoula ("Old" Emperor) 100% consolidated from 6 April 2006 (Previously 39.52% attributable)		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled	t'000	80	23	248	54
Yield	g/t	6.74	2.78	142	5.94
Gold produced	oz	17 338	2 053	745	10 326
	kg	539	64	742	321
Cash operating costs #	US$ per oz	642	515	(25)	536
	ZAR per kg	148 006	112 281	(32)	112 413
	ZAR per tonne	997	312	(219)	681
Cash operating loss #	US$ million	(1.7)	(2.4)	29	(1.6)
	ZAR million	(12.4)	(15.6)	21	(10.3)
Cash operating loss attributable to DRDGOLD	US$ million	(1.7)	(2.4)	29	–
	ZAR million	(12.4)	(15.6)	21	–
Capital expenditure (net) #	US$ million	5.6	3.6	(56)	2.3
	ZAR million	40.0	23.3	(72)	14.8
Capital expenditure (net) attributable to	US$ million	5.6	3.6	(56)	–
	ZAR million	40.0	23.3	(72)	–

Represents total operation

Vatukoula produced 17 338oz of gold for the quarter at a grade of 6.74g/t, a significant improvement on the previous quarter's 2 053oz at 2.78g/t which was a consequence of a scheduled shutdown and the start of the Accelerated Development Programme.

Results for the quarter under review, however, were negatively influenced by a number of factors: geological grade estimation and reconciliation issues; on-going labour negotiations regarding the proposed 30-day continuous operating policy, the stoppage of Philip Shaft for four weeks in September to carry out vital repairs in the shaft; and delayed commissioning of some key heavy mobile equipment and the 18 level underground workshop.

As previously announced, a skip-cage that fell down Philip Shaft during post-maintenance testing on 14 October caused damage to the surface winder mechanism. No serious injuries occurred as safety procedures had been followed. A comprehensive investigation has begun to establish the cause of the failure. It is likely that Philip Shaft will remain closed for some time as investigations continue and repairs are undertaken.

Cash operating costs for the quarter were US$642/oz.

South African operations

Blyvoor		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled					
Underground	t'000	182	178	2	173
Surface	t'000	966	920	5	873
Total	t'000	1 148	1 098	5	1 046
Yield					
Underground	g/t	5.15	5.26	(2)	6.23
Surface	g/t	0.33	0.33	–	0.33
Total	g/t	1.10	1.13	(3)	1.30
Gold produced					
Underground	oz	30 125	30 124	–	34 626
	kg	937	937	–	1 077
Surface	oz	10 352	9 806	6	9 196
	kg	322	305	6	286
Total	oz	40 477	39 930	1	43 822
	kg	1 259	1 242	1	1 363
Cash operating costs					
Underground	US$ per oz	627	607	(3)	429
	ZAR per kg	144 491	126 037	(15)	90 021
	ZAR per tonne	744	663	(12)	560
Surface	US$ per oz	293	276	(6)	230
	ZAR per kg	67 565	57 289	(18)	48 269
	ZAR per tonne	23	19	(19)	16
Total	US$ per oz	542	526	(3)	387
	ZAR per kg	124 817	109 155	(14)	81 260
	ZAR per tonne	137	123	(11)	106
Cash operating profit	US$ million	3.2	4.4	(27)	2.3
	ZAR million	23.0	28.5	(19)	14.8
Capital expenditure (net)	US$ million	2.7	2.2	(23)	2.2
	ZAR million	19.1	14.3	(34)	14.3

Total gold production was slightly higher at 40 477oz as a consequence of a 6% increase in gold produced from surface sources to 10 352oz.

Underground gold production was unchanged at 30 125oz. While a 2% increase in ore milled to 182 000t and a 2% decline in yield to 5.15g/t reflect the underground operation's planned shift to higher volumes and lower grade, volume ramp-up has been slower than expected due both to essential winder repairs and repairs to No 6 Shaft damaged when a water column was dislodged as a result of an Eskom power failure. Opening up and development associated with the ramp-up proceeded on schedule and the 70 000tpm target is now expected to be achieved in January 2007.

Drilling continued on the Alpha Dyke to determine its extent and geological structure.

Higher surface gold production was primarily the result of a 5% increase in throughput from the slimes dam project to 966 000t following the successful relocation of a pump station. Yield was unchanged at 0.33g/t.

Total cash operating costs were 3% higher at US$542/oz, mainly as a consequence of higher winter power tariffs and No 6 Shaft repairs. Underground cash operating costs rose by 3% to US$627/oz while those for the surface operations were 6% higher at US$293/oz.

Crown
100% consolidated from 1 Dec 2005
(Previously 40% attributable)

		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled	t'000	2 056	2 070	(1)	894
Yield	g/t	0.42	0.36	17	0.43
Gold produced	oz	27 521	23 823	16	12 288
	kg	856	741	16	382
Cash operating costs #	US$ per oz	423	489	13	373
	ZAR per kg	97 453	101 456	4	78 248
	ZAR per tonne	41	36	(12)	33
Cash operating profit #	US$ million	5.5	3.5	57	2.0
	ZAR million	39.1	22.6	73	12.8
Cash operating profit attributable to					
DRDGOLD	US$ million	5.5	3.5	57	–
	ZAR million	39.1	22.6	73	–
Capital expenditure (net) #	US$ million	1.0	1.6	38	0.5
	ZAR million	7.1	10.6	33	3.1
Capital expenditure (net) attributable to					
	US$ million	1.0	1.6	38	–
	ZAR million	7.1	10.6	33	–

\# Represents total operation

A 17% increase in yield to 0.42g/t resulted in a 16% increase in gold production to 27 521oz. Ore milled was stable at 2 056 000t.

Higher production resulted in a 13% decline in cash operating costs to US$423/oz.

Work to upgrade both the residue and CMR pipelines was completed on schedule and on budget during the quarter. The upgrades are expected to result in increased tonnages due to improved availability and considerably reduced spillage-associated environmental risk.

ERPM
100% consolidated from 1 Dec 2005
(Previously 40% attributable)

		Quarter Sep 2006	Quarter Jun 2006	% Change	Quarter Sep 2005
Ore milled					
Underground	t'000	76	77	(1)	34
Surface	t'000	435	474	(8)	206
Total	t'000	511	551	(7)	240
Yield					
Underground	g/t	7.49	8.17	(8)	7.88
Surface	g/t	0.36	0.41	(12)	0.43
Total	g/t	1.42	1.49	(5)	1.50
Gold produced					
Underground	oz	18 325	20 223	(9)	8 719
	kg	570	629	(9)	271
Surface	oz	5 016	6 205	(19)	2 881
	kg	156	193	(19)	90
Total	oz	23 341	26 428	(12)	11 600
	kg	726	822	(12)	361
Cash operating costs #					
Underground	US$ per oz	510	479	(6)	400
	ZAR per kg	117 481	99 514	(18)	83 755
	ZAR per tonne	880	813	(8)	660
Surface	US$ per oz	599	537	(12)	449
	ZAR per kg	137 949	111 451	(24)	94 080
	ZAR per tonne	49	45	(9)	41
Total	US$ per oz	529	493	(7)	412
	ZAR per kg	121 879	102 316	(19)	86 319
	ZAR per tonne	173	153	(13)	130
Cash operating profit #	US$ million	2.1	3.7	(43)	0.7
	ZAR million	15.1	23.6	(36)	4.9
Cash operating profit attributable to DRDGOLD	US$ million	2.1	3.7	(43)	–
	ZAR million	15.1	23.6	(36)	–
Capital expenditure (net) #	US$ million	1.1	0.7	(57)	–

	ZAR million	**8.1**	4.8	(69)	0.2
Capital expenditure (net) attributable to DRDGOLD	US$ million	**1.1**	0.7	(57)	–
	ZAR million	**8.1**	4.8	(69)	–

Represents total operation

Total gold production was 12% lower at 23 341oz, reflecting a 9% decrease in gold produced from underground to 18 325oz and a 19% decrease in gold produced from the Cason surface operation to 5 016oz respectively.

Lower underground gold production resulted primarily from an 8% decline in underground yield to 7.49g/t. This was as a consequence of a reduction in the rate of extraction from the seismicity-affected, high-grade western longwalls in the interests of safety and a commensurate increase in volumes mined from the lower-grade, opened-up areas above 70 level.

Work to install a second compressor at Far East Vertical ("FEV") Shaft, at a cost of R5.8 million, is scheduled to begin in November, significantly reducing the current risk associated with dependence on a single compressor.

The underground plugging project to isolate current mining operations from rising water levels is on schedule and should be completed during June 2007.

Lower gold production from the Cason surface operation resulted from an 8% decline in surface ore milled to 435 000t and a 12% decline in surface yield to 0.36g/t. Lower throughput was as a consequence of the impact on milling circuit optimisation of ancillary equipment failure – subsequently addressed – that followed commissioning of two new mills at the Knights plant.

Total cash operating costs rose by 7% to US$529/oz. Underground cash operating costs were 6% higher at US$510/oz and surface cash operating costs 12% higher at US$599/oz.

CASH OPERATING COSTS RECONCILIATION

		South African Operations				Australasian Operations			
		Crown	ERPM	Blyvoor	Total Mine Operations	Vatukola	Tolukuma	Porgera JV (20%)	Total Mine Operations
R000 unless otherwise stated									
Total cash costs	**Sep 06 Qtr**	**89 650**	**94 418**	**162 201**	**346 269**	**95 607**	**72 686**	**84 853**	**253 146**
	Jun 06 Qtr	79 710	91 670	142 808	314 188	64 962	74 853	63 648	203 463
	Sep 05 Qtr	78 816	83 332	118 269	280 417	79 029	45 508	68 750	193 287
Movement in gold in process	**Sep 06 Qtr**	**241**	**(38)**	**587**	**790**	**(3 215)**	**11 241**	**3 968**	**11 994**
	Jun 06 Qtr	1 589	(947)	(1 851)	(1 209)	7 288	5 961	(13 802)	(553)
	Sep 05 Qtr	66	477	547	1 090	2 696	349	17 374	20 419
Less: Exploration, production taxes rehabilitation and other	**Sep 06 Qtr**	**2 643**	**1 960**	**1 374**	**5 977**	**–**	**4 437**	**1 325**	**5 762**
	Jun 06 Qtr	2 036	1 774	1 129	4 939	51 897	6 908	3 343	62 148
	Sep 05 Qtr	729	2 291	4 411	7 431	(61)	1 617	1 727	3 283
Less: Retrenchment costs	**Sep 06 Qtr**	**–**	**–**	**–**	**–**	**(1 009)**	**–**	**–**	**(1 009)**
	Jun 06 Qtr	–	–	–	–	4 644	–	–	4 644
	Sep 05 Qtr	–	–	–	–	–	–	–	–
Less: Corporate and general administration costs	**Sep 06 Qtr**	**3 828**	**3 936**	**4 270**	**12 034**	**13 626**	**6 867**	**3 008**	**23 501**
	Jun 06 Qtr	4 084	4 845	4 258	13 187	8 523	12 976	15 878	37 377
	Sep 05 Qtr	3 426	3 658	3 647	10 731	2 085	3 370	9 630	15 085
Cash operating costs	**Sep 06 Qtr**	**83 420**	**88 484**	**157 144**	**329 048**	**79 775**	**72 623**	**84 488**	**236 886**
	Jun 06 Qtr	75 179	84 104	135 570	294 853	7 186	60 930	30 625	98 741
	Sep 05 Qtr	74 727	77 860	110 758	263 345	79 701	40 870	74 767	195 338
Gold produced	**Sep 06 Qtr**	**856**	**726**	**1 259**	**2 841**	**539**	**377**	**913**	**1 829**
	Jun 06 Qtr	741	822	1 242	2 805	64	386	846	1 296
	Sep 05 Qtr	955	902	1 363	3 220	709	442	1 350	2 501
Total cash operating costs – R/kg	**Sep 06 Qtr**	**97 453**	**121 879**	**124 817**	**115 821**	**148 006**	**192 634**	**92 539**	**129 517**
	Jun 06 Qtr	101 456	102 316	109 155	105 117	112 281	157 850	36 200	76 189
	Sep 05 Qtr	78 248	86 319	81 260	81 784	112 413	92 466	55 383	78 104
Total cash operating costs – US$/oz	**Sep 06 Qtr**	**423**	**529**	**542**	**503**	**642**	**835**	**401**	**562**
	Jun 06 Qtr	489	493	526	506	515	761	173	365
	Sep 05 Qtr	373	412	387	444	536	441	264	402

EXPLORATION AND DEVELOPMENT
Australasian operations

Fiji
Vatukoula
Underground exploration was concentrated at the Philip Shaft section which is now the main focus of current operations under the new "Accelerated development and training plan". Exploration continued to focus on the Basala project, testing for ore bodies in the footwall of Prince William flatmake. This work had previously defined two new structures to date, the Prince William Footwall ("PW HW") and Basala#1 flatmakes ("FM"). Down-dip and strike extensions are currently being tested.

No regional exploration work was carried out elsewhere in Fiji. A re-assessment of feasibility of the Tuvatu Resource area is being undertaken and an aggressive new regional programme for both Tuvatu and Vanua Levu is under review.

Papua New Guinea
Tolukuma
Exploration in the quarter has focused on the continued delineation of the Zine structure and drilling in the Fundoot area. Ridge and spur sampling and trenching has also been completed to generate targets to the south and west of the Degot/Fundoot area. Drilling has continued to intersect encouraging results from both the Fundoot and Zine areas.

Exploration activities in the October to December quarter will continue to focus on delineation of the Zine and Fundoot structures. Minor work will be completed on defining further anomalism encountered to the south of

Fundoot and several holes will target the Triple M structure east of the Zine and Gulbadi Red structures.

Zine Exploration & Underground Development
Exploration at Zine has continued in an effort to define the lateral and vertical extent of mineralisation on the Zine Mid North pod. Drilling has also been completed on the Zine far North pod however results have not been as encouraging from this area. Work has yet to commence on the Zine south pod, as the D2 decline has had limited access to this area, whilst safety and refuge chambers are installed at the 1385 and 1395 levels.

Zine Drilling
Drill results from Zine have intersected broader lower levels of mineralisation at the bottom of the Zine structure between 1350 and 1330 RL. This represents the coalescence of the PK and Zine structures and shows that the PK structure is also continuous for at least 200m vertical.

Hole no	Intersection	Comments	RL	Recovery %
TU 073	2.9m @ 21.2 g/t Au & 51.9 g/t Ag	Zine Mid North	1362	100
TU074	1.4m @ 0.86 g/t Au & 8.6 g/t Ag	Zine Mid North	1486	55
TU075	2.0m @ 12.51 g/t Au & 38.7 g/t Ag	Zine Mid Area	1419	82
TU076	4.0m @ 1.96 g/t Au & 27.0 g/t Ag	Zine Mid North	1322	100
TU077	No significant results	Zine Mid North	1543	92
TU078	0.9m @ 2.7 g/t Au & 2.0 g/t Ag	Barren Zone	1374	100
TU079	6.6m @ 5.1 g/t Au & 24.8 g/t Ag	Zine and PK intersect	1390	94
TU080	3.5m @ 2.9 g/t Au & 6.4 g/t Ag	Zine Mid North	1322	100
TU081	1.3m @ 4.0 g/t Au & 27.6 g/t Ag	Zine Mid North	1459	68
TU082	1.7m @ 10.8 g/t Au & 30.9 g/t Ag	Zine Mid North	1347	100
TU083	No significant results	Zine Mid North	1421	100

* Assay results are uncut – intersection width is not true width.

Fundoot
The upper Fundoot zone has been the target of drilling since July 2006. Fundoot is located approximately 100m south of the Degot portal at the end of the current pit workings which exist at Tolukuma. Trenching in the area has exposed several of these veins which have returned results up to 404g/t Au from isolated rock chip samples. Sporadic high grades and visible gold have been commonly noted. Drilling during the quarter has intersected encouraging grades of mineralisation in a number of holes.

PNG Regional Programme
The company maintains 11 Exploration Licences ("EL") with seven tenements granted, namely EL683, 1297, 1379, 1284, 1271, 1352 and 1366; and four tenements, EL580, 894, 1264 and 1327 awaiting renewal. A major technical review of all exploration tenements was completed last quarter. The review has highlighted and ranked over 30 separate prospects with several key prospects at an advanced stage requiring major drilling and exploration. Field work in EL1352 and EL580 commenced during this quarter. Weather problems and the unavailability of helicopters greatly restricted the scope of work, however, exploration conducted to date consisted of 9,600m of creek mapping, soil and rock chip sampling. A three-month work programme was completed at EL1284 last quarter. Data interpretation is in progress.

Porgera Joint Venture
The Stage Six programme was completed last quarter and work continued on modelling the Stage 6 data. Preliminary estimation work was also conducted. The Porgera Deeps drilling programme is in progress.

Regionally, drilling planned at Tupagai is awaiting finalisation of the drill contract. Landowner clearances for drill pads and access tracks were obtained during July. Assays from earlier rock chip sampling at Tupagai returned some significant values. Target areas have now been identified for further assessment. Results of earlier field work at Liawin area have also been encouraging.

Elsewhere, three target areas have been identified and follow-up field work has commenced. The targets identified were based on coincident geochemical and geophysical anomalies in favourable litho structural positions within the Porgera Transfer Zone.

South Africa
ERPM Extension 1 (Sallies)
The first exploration borehole was completed and surveyed to assist with geological interpretation. The borehole was sampled under the supervision of an external geological consultant and assayed at an independent laboratory with check assays conducted at a second laboratory. The hole assayed at 26.7g/t/162 (4 234cmgt) over full channel width. A second borehole intersected reef, but still requires to be sampled and surveyed.

ERPM Extension 2
A Public Participation meeting was held on 4 August and the Environmental Management Programme ("EMP") has been completed and was submitted to the DME on 22 August 2006. The DME has 120 days to approve or reject the application from date of EMP submission, which equates to 20 December 2006.

Blyvoor
Savuka Exploration – Alpha Dyke
Drilling of the hole has encountered numerous problems, culminating in the drill bit being lost in the hole resulting in the hole being severely deflected (determined by a down-the-hole survey). This has necessitated re-drilling of the hole.

Argonaut
A Public Participation meeting for the Argonaut Extension was held on 28 July 2006. The EMP has been completed and was submitted to the DME on 22 August 2006. The DME has until 20 December 2006 to approve or reject the application.

Directors (* British) (Australian) (*** American)**   **Non-executives:**

Executives:
MM Wellesley-Wood (Chief Executive Officer)*
JWC Sayers (Chief Financial Officer)

Non-executives:
J Turk ***

Secretary:

Independent non-executives:	**Group**	**Company**
RP Hume	TJ Gwebu	
GC Campbell* (Non-Executive Chairman)		
D Blackmur**		

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website:

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

CEO WELLESLEY-WOOD ANNOUNCES PLANS TO RETIRE FROM DRDGOLD

Chief Executive Officer Mark Wellesley-Wood used DRDGOLD's 10th anniversary celebration of its listing on the NASDAQ market today, and of his 55th birthday, to announce his intention to retire from DRDGOLD.

"I have asked the Board's Nomination Committee to begin the search for my successor", Wellesley-Wood said.

The effective date of Wellesley-Wood's retirement is not yet known. A further announcement will be made once the effective date has been determined and a successor has been appointed.

"I came to DRDGOLD and to South Africa for six months and have stayed for nearly six years. It is now time to move on."

He cited as personal and company milestones reached in the past year:

- the creation of the "new" 78.72% DRDGOLD-held Emperor Mines
  Limited, a separately listed Australian company, with a new
  management team;

- the completion of DRDGOLD's BEE transaction with KhumoGold SPV
  Limited in respect of its South African operations; and

- DRDGOLD's redemption on 12 November of its $66 million Senior
  Convertible Note.

"I am also especially pleased with progress at our South African gold operations, which now have the opportunity to achieve sustainable growth", he said.

Johannesburg
02 November 2006

Sponsor
Standard Bank